EXHIBIT 1

NOVATEL INC.

Quarterly Report

For the Three and Nine Months Ended September 28, 2002

INDEX

Consolidated Financial Statements

•	Consolidated Balance Sheets – September 28, 2002 and December 31, 2001

•	Consolidated Statements of Operations – Three and Nine Months Ended September 28, 2002 and September 29, 2001

•	Consolidated Statements of Shareholders’ Equity September 28, 2002 and December 31, 2001

•	Consolidated Statements of Cash Flows – Three and Nine Months Ended September 28, 2002 and September 29, 2001

•	Notes to Consolidated Financial Statements

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The dollar amounts presented in this Quarterly Report are in Canadian currency unless otherwise noted (CDN $1 = US $0.63593  on October 17, 2002), and are presented in accordance with accounting principles generally accepted in Canada.  The material differences between Canadian and U.S. generally accepted accounting principles (“GAAP”) which would bear upon its financial statements and, more particularly, income applicable to equity share and retained earnings, are disclosed in Note 20 of Notes to Consolidated Financial Statements for the fiscal year ended December 31, 2001 filed as part of Form 20-F with the Securities and Exchange Commission and in Note 12 of Notes to Consolidated Financial Statements contained in this report.

Certain statements in this Quarterly Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company’s industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to, operating results of subsidiaries and joint ventures, establishing and maintaining effective distribution channels, certification and market acceptance of the Company’s new products, impact and timing of large orders, credit risks of customers and joint ventures, financing of joint ventures, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build product, product defects and the impact of industry consolidations,  together with the other risks and uncertainties described in Management’s Discussion and Analysis of Financial Condition and Results of Operations herein and in the Company’s other filings with the United States Securities and Exchange Commission.

NOVATEL INC.

CONSOLIDATED BALANCE SHEETS

(unaudited, in thousands)

	September 28, 2002	December 31, 2001
ASSETS
(Note 1)

Current assets:
Cash and short term investments	$6,206	$4,794
Accounts receivable	5,459	6,050
Related party receivables (Note 8)	1,213	665
Related party notes receivable (Note 8)	1,850	1,595
Inventories (Note 3)	5,642	6,562
Prepaid expenses and deposits	331	286
Total current assets	20,701	19,952

Capital assets	2,398	2,854
Intangible assets (Note 7)	2,050	2,487
Deferred development costs (Note 4)	2,492	2,528
Total assets	$27,641	$27,821

LIABILITIES AND SHAREHOLDERS’ EQUITY
(Note 1)

Current liabilities:
Accounts payable and accrued liabilities	$4,068	$4,469
Related party payables (Note 8)	618	418
Notes payable (Notes 8, 9 and 10)	2,214	1,964
Deferred revenue and customer deposits	229	202
Provision for future warranty costs	363	285
Capital lease obligation – current portion	216	330
Total current liabilities	7,708	7,668

Deferred gain on sale/leaseback of capital assets	717	814
Capital lease obligation – long term portion	122	253
Total liabilities	8,547	8,735

Shareholders’ equity:
Capital stock (Note 5)	35,556	35,596
Contributed surplus	13	25
Deficit	(16,475)	(16,535)
Total shareholders’ equity	19,094	19,086
Total liabilities and shareholders’ equity	$27,641	$27,821

See accompanying notes to the consolidated financial statements.

NOVATEL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

 (unaudited, in thousands, except per share data)

Three Months Ended

Nine Months Ended

	Sept. 28, 2002	Sept. 29, 2001	Sept. 28, 2002	Sept. 29, 2001
Revenues:
Product sales (Note 8)	$4,645	$4,590	$17,500	$16,523
NRE fees	2,167	2,315	4,610	3,902
Total revenues	6,812	6,905	22,110	20,425

Cost of sales:
Cost of product sales (Note 8)	2,525	2,463	8,521	8,335
Cost of NRE fees	1,262	1,070	2,902	1,934
Total cost of sales	3,787	3,533	11,423	10,269

Gross profit	3,025	3,372	10,687	10,156

Operating expenses:
Research and development	1,078	1,477	4,009	5,224
Selling and marketing	1,246	856	3,295	2,620
General and administration	1,032	1,040	3,154	3,002
Total operating expenses	3,356	3,373	10,458	10,846

Operating income (loss)	(331)	(1)	229	(690)

Interest income, net	25	24	53	122
Other income (expense) (Note 10)	43	68	(159)	(75)

Income (loss) before income taxes	(263)	91	123	(643)

Provision for income taxes	45	12	63	13

Net income (loss)	$(308)	$79	$60	$(656)

Net income (loss) per share (basic) (Note 12)	$(0.04)	$0.01	$0.01	$(0.09)

Weighted average shares outstanding (basic) (Note 5)	7,676	7,693	7,679	7,692

Net income (loss) per share (diluted) (Note 12)	$(0.04)	$0.01	$0.01	$(0.09)

Weighted average shares outstanding (diluted) (Note 5)	7,766	7,711	7,848	7,721

See accompanying  notes to the consolidated financial statements.

NOVATEL INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(unaudited, in thousands)

	Common Shares		Contributed Surplus	Deficit	Total Shareholders’ Equity

	Number	Amount

Balance December 31, 2001	7,683	$35,596	$25	$(16,535)	$19,086
Common shares issued	7	15	—	—	15
Repurchase of shares	(12)	(55)	(12)	—	(67)
Net income	—	—	—	60	60
Balance September 28, 2002	7,678	$35,556	$13	$(16,475)	$19,094

See accompanying notes to the consolidated financial statements.

NOVATEL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in thousands)

Three Months Ended

Nine Months Ended

	Sept. 28, 2002	Sept. 29, 2001	Sept. 28, 2002	Sept. 29, 2001
Operating activities:
Net income (loss)	$(308)	$79	$60	$(656)
Charges and credits to operations not involving an outlay of cash:
Amortization	521	615	1,634	1,877
Gain on disposal of capital assets	(2)	(13)	(7)	(20)
Gain on dilution of equity interest in Mezure, Inc. (Note 10)	—	—	(121)	—
Amortization of deferred gain on sale/leaseback of capital assets	(33)	(32)	(97)	(98)
Net change in non-cash working capital related to operations (Note 6)	470	(1,006)	822	(2,936)
Cash provided by (used in) operating activities	648	(357)	2,291	(1,833)

Financing activities:
Issuance (repurchase) of shares (Note 5)	6	(26)	(52)	8
Equity financing of joint venture (Notes 8 and 9)	292	—	292	—
Related party notes receivable	(261)	(62)	(255)	(176)
Notes payable	275	76	409	293
Decrease in capital lease obligations	(83)	232	(245)	120
Cash provided by (used in) financing activities	229	220	149	245

Increase (decrease) in cash before investing activities	877	(137)	2,440	(1,588)

Investing activities:
Purchase of capital and intangible assets	(446)	(121)	(792)	(697)
Proceeds from disposal of capital assets	6	15	56	36
Investment in Mezure, Inc. (Note 10)	—	(3)	—	(3)
Investment in Point, Inc. (Notes 8 and 9)	(292)	—	(292)	—
Deferred development costs	—	—	—	(4)
Cash used in investing activities	(732)	(109)	(1,028)	(668)

Increase (decrease) in cash and short term investments	145	(246)	1,412	(2,256)
Cash and short term investments, beginning of period	6,061	4,045	4,794	6,055
Cash and short term investments, end of period	$6,206	$3,799	$6,206	$3,799

Cash and short term investments consisted of:
Cash and cash equivalents	$1,341	$972	$1,341	$972
Restricted short term investments	3,455	2,827	3,455	2,827
Other short term investments	1,410	—	1,410	—
	$6,206	$3,799	$6,206	$3,799

Interest paid related to bank advances and capital lease obligations	$6	$7	$23	$23

Income taxes paid	$—	$—	$—	$71

See accompanying notes to the consolidated financial statements.

NOVATEL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in thousands, except per share data)

Note 1    Basis of Presentation

The consolidated financial statements for the three and nine month periods ended September 28, 2002 and September 29, 2001 presented in this Quarterly Report are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles), are stated in Canadian dollars and are unaudited.  The financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented.  The adjustments are of a normal recurring nature.  The unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report for the year ended December 31, 2001 filed on Form 20-F with the Securities and Exchange Commission (SEC).

Note 2    Adoption of New Accounting Standards

Goodwill

Effective July 1, 2001, the Company adopted the provisions of Section 3062 of the Handbook of the Canadian Institute of Chartered Accountants with respect to goodwill and intangibles.  Goodwill arising after July 1, 2001 is recorded at cost and is not subject to amortization.  Effective January 1, 2002, goodwill is subject to a fair value impairment test at least annually.

Stock-Based Compensation

Effective January 1, 2002, the Company adopted the provisions of Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation and other stock-based payments.  The Company has elected to continue to use the intrinsic value based method of accounting for stock-based compensation arrangements and to disclose the pro forma results of using the fair value based method.  Accordingly, the net earnings for the reported periods remain unchanged and the pro forma results of using the fair value based method are disclosed in Note 11.  The Company is applying the new recommendations to all options granted.

Note 3    Inventories

	September 28, 2002	December 31, 2001

Raw materials and components	$1,312	$1,995
Work-in-progress	149	349
Finished goods	4,181	4,218
	$5,642	$6,562

Note 4    Deferred Development Costs

In the nine month period ended September 28, 2002, the Company deferred $nil of development costs related to the development of a certified aviation GPS receiver ($4 in the nine month period ending September 29, 2001).  With the GPS receiver reaching the commercialization stage, the Company has commenced amortizing these deferred costs, using a method similar to the unit-of-production method of amortization.  The Company amortized $36 of these deferred costs in the nine month period ended September 28, 2002 ($36 in the nine month period ended September 29, 2001).

Note 5    Capital Stock

The Company has authorized an unlimited number of common shares and first preference shares, of which 7,678 common shares are outstanding as of  September 28, 2002 (7,683 as of December 31, 2001).

Net income (loss) per share figures presented in the Company’s financial statements are based upon the weighted average number of shares outstanding.  Diluted net income (loss) per share figures are computed as if the instruments were exercised at the beginning of the period (or the time of issuance, if later) and the funds obtained were used to purchase common shares at the average market price during the period.

On September 4, 2001, the Company implemented a share repurchase program, under which the Company could repurchase up to 3% of the outstanding shares over a 12 month period.  As of December 31, 2001, the Company had repurchased 12 shares.  During the nine month period ended September 28, 2002, the Company repurchased an additional 12 shares.  The program ended September 3, 2002.

The Company maintains stock option plans for employees and members of the Board of Directors.  Under the plans, participants are granted options to purchase common shares of the Company at no less than the market value on the date of the grant.  The options have vesting periods ranging from three to four years and expire ten years from the date of the grant, except for 30 options granted on February 13, 2001, which have a six month vesting period and expire in 2004. As of September 28, 2002, the Company has authorized the granting of up to 1,261 options to purchase common shares of the Company under the stock option plans, of which 31 had been exercised.

A summary of the status of the Company’s stock option plans as of September 28, 2002, and changes during the nine month period ending on that date is presented below:

Options	Number of Shares	Weighted- Average Exercise Price
Outstanding at January 1, 2002	834	US $	5.08
Granted	198	2.41
Exercised	(6)	1.49
Forfeited	(45)	4.87
Outstanding at September 28, 2002	981	4.57

Options exercisable at September 28, 2002	627	US $	5.88

The following table summarizes information about the stock option plans as of September 28, 2002:

		Options Outstanding				Options Exercisable
Range of Exercise Prices		Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price		Number Exercisable	Weighted-Average Exercise Price
US	$7.50 to $11.25	438	4.6 years	US $	7.67	435	US $	7.68
	$4.00	3	9.5	4.00		—	4.00
	$2.25 to $ 3.44	257	8.8	2.58		35	3.07
	$1.38 to $ 2.00	283	6.8	1.58		157	1.56
	$1.38 to $11.25	981	6.4	4.57		627	5.88

Note 6    Consolidated Statements of Cash Flows

The net changes in non-cash working capital related to operations include:

Three Months Ended

Nine Months Ended

	Sept. 28, 2002	Sept. 29, 2001	Sept. 28, 2002	Sept. 29, 2001

Decrease (increase) in accounts receivables and related party receivables	$764	$(257)	$43	$(714)
Decrease (increase) in inventories	525	162	920	(380)
Decrease (increase) in prepaid expenses and deposits	96	80	(45)	139
(Decrease) increase in accounts payable, accrued liabilities and related party advances	(681)	(1,126)	(201)	(2,380)
(Decrease) increase in deferred revenue and customer deposits	(243)	111	27	358
Increase in provision for future warranty costs	9	24	78	41
Net change in non-cash working capital	$470	$(1,006)	$822	$(2,936)

Note 7    Commitments and Contingencies

a) As at September 28, 2002, intangible assets included $526 related to the Company’s 1996 settlement agreement with Trimble Navigation Limited (Trimble).  This settlement agreement with Trimble includes a provision that Trimble may, at its sole option, terminate rights granted thereunder, including licenses, should the Company undergo a direct change in control.  On June 26, 2001, the Company received notice from Trimble terminating the licenses and rights under the settlement agreement in connection with the share acquisition by CMC Electronics in April 1998.  The Company has sought legal advice regarding Trimble’s termination rights under the 1996 settlement agreement and is continuing to evaluate the impact, if any, of Trimble’s notice of termination.  As this matter has not been resolved, the Company has not provided for any impairment of these intangible assets.

b) The Company is subject to legal proceedings and other claims which arise in the ordinary course of its business. The Company has sought legal advice on these matters. In the opinion of management, the ultimate liability with respect to the resolution of these actions is not expected to materially affect the financial position or results of operations.

c) In the normal course of business, the Company uses foreign currency options and forward foreign currency contracts to reduce its exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates.   The contracts are normally for terms of up to twelve months and are used as hedges of the Company’s net U.S. dollar cash requirements.  Gains and losses arising on these financial instruments are offset against the gains and losses arising on the maturity of the underlying transactions.

At September 28, 2002, the Company had forward foreign currency contracts to sell US $5,500 between September 30, 2002 and April 30, 2003 at rates between 0.6416 and 0.6472.

Note 8    Related Party Transactions

In the normal course of business, the Company had the following transactions, measured at the exchange amount, with its related parties:

	Nine Months Ended
	September 28, 2002	September 29, 2001

Product sales to Point, Inc.	$740	$721
Services provided to Point, Inc.	141	111
Royalty income from Point Inc.	39	55
Inventory purchases from CMC Electronics Inc. and Point, Inc.	703	85
Royalties charged to CMC Electronics Inc.	49	—
Other expenses from CMC Electronics Inc.	141	49
Engineering services charged by Point, Inc.	38	—
Contracted development costs charged by CMC Electronics Inc.	—	67
Engineering services charged to CMC Electronics Inc.	—	28

Related party receivables at September 28, 2002 consist of $1,125 from Point, Inc. ($589 at December 31, 2001) and $88 from CMC Electronics ($74 at December 31, 2001).  Related party payables at September 28, 2002 were comprised of amounts due to CMC Electronics of $584 ($399 at December 31, 2001) and $34 to Point, Inc. ($19 at December 31, 2001).

The related party notes receivable of $1,850 ($1,595 at December 31, 2001) reflects the Company’s proportionate joint venture interest in the aggregate borrowings by Point, Inc. from the Company and Sokkia Co., Ltd. (“Sokkia”) of US$4,630, which are secured by the assets of Point, Inc. and bear interest at 6%.  Of the total amount of the loans, US$4,000 was repayable on December 31, 2001, which as of September 28, 2002 had not yet been extended by the Company and Sokkia, US$130 is repayable on December 31, 2002 and US$500 is repayable on December 31, 2003.

During 2002, the Company and Sokkia advanced US$630 to Point, Inc., with the Company’s share being US$309.  In August 2002, the Company and Sokkia agreed to provide an additional US$1,500 in equity financing to Point of which 50% was completed at that time and 50% was completed in October 2002.  The Company’s share of the equity financing was US$735 and the Company’s equity interest in Point, Inc. remained at 49% (see Note 9).

Note 9    Investment in Point, Inc.

The following is a summary of the Company’s proportionate share of the financial position, operating results, and cash flows of Point, Inc. :

	September 28, 2002	December 31, 2001

Current assets	$2,535	$1,630
Non-current assets	140	143
Total assets	$2,675	$1,773

Current liabilities	$3,834	$3,072
Long-term liabilities	—	—
Total liabilities	$3,834	$3,072

	Nine Months Ended
	September 28, 2002	September 29, 2001

Revenues	$3,396	$4,303
Expenses	4,517	5,319
Loss	$(1,121)	$(1,016)

Cash provided by (used in)
Operating activities	$(1,421)	$(51)
Investing activities	$(35)	$(105)
Financing activities	$547	$177

Included in current liabilities is the Company’s share of notes payable by Point, Inc. to Sokkia, in the amount of $1,850 ($1,595 at December 31, 2001), which are secured by the assets of Point, Inc. and bear interest at 6%.  As of September 28, 2002, Point, Inc. has borrowed US$4,630 in aggregate from the Company and Sokkia.  Of the total amount of the loans, US$4,000 was repayable on December 31, 2001, which as of September 28, 2002 had not yet been extended by the Company and Sokkia, US$130 is repayable on December 31, 2002 and US$500 is repayable on December 31, 2003.

During 2002, the Company and Sokkia advanced US$630 to Point, Inc. with the Company’s share being US$309.  In August 2002, the Company and Sokkia agreed to provide an additional US$1,500 in equity financing to Point of which 50% was completed at that time and 50% was completed in October 2002.  The Company’s share of the equity financing was US$735 and the Company’s equity interest in Point, Inc. remained at 49%.

Point, Inc. is dependent on the Company and Sokkia for product supply, distribution and financing.  Should Sokkia and the Company discontinue their support, Point, Inc.’s ability to continue as a going concern would be impaired.  If the existing loans to Point, Inc. of US$4,630 were ultimately not repaid by Point, Inc. to the Company and Sokkia, the Company believes that its maximum loss exposure in the statement of operations to Point, Inc., as of September 28, 2002, after consideration of the effects of the proportionate consolidation of Point, Inc., would be approximately US$500, comprised primarily of working capital related items.  These financial statements do not reflect any adjustments that would be required if Point, Inc.’s operations were discontinued.

Note 10    Investment in Mezure, Inc.

On January 26, 2001, the Company acquired a 48.7% joint venture interest in Mezure, Inc. (“Mezure”)

in exchange for US$400, which the Company had previously advanced and charged to operations in 2000.

On July 23, 2001, the Company acquired an additional 25.3% equity interest in Mezure after exercising its option to convert US$200 in loans, which the Company previously advanced and charged to operations in the first quarter 2001, into additional common shares.  With the July 23, 2001 acquisition of additional shares, the Company acquired control of Mezure and commenced full consolidation of Mezure’s operations from that date forward.

In April 2002, a third party investor converted $159 of notes payable into an additional 522 common shares of Mezure, which reduced the Company’s equity investment in Mezure from approximately 74% to 70%.  The Company has recognized a gain of $121 relating to its reduced ownership interest in Mezure which has been reflected in other income within the statement of operations in the period ended September 28, 2002.

The following transactions pertaining to Mezure were included in the Company’s consolidated financial results on a proportionate basis for the period January 26, 2001 to July 23, 2001.

Nine Months Ended September 29, 2001
Revenue	$—
Expenses	326
Loss	$(326)

Cash provided by (used in)
Operating activities	$(327)
Investing activities	$(19)
Financing activities	$105

Note 11 Stock-Based Compensation

At September 28, 2002, the Company had issued 981 options to employees and directors to purchase common shares under its stock-based compensation plans (see Notes 2 and 5).  As the Company applied an intrinsic value based method to account for its plans, no compensation cost was  recognized within the statement of operations for the period ended September 28, 2002.  Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value of the options at the grant dates, the Company’s pro forma net income (loss) and net income (loss) per share would have been as follows:

		Three Months Ended September 28, 2002	Nine Months Ended September 28, 2002
Net income (loss)	As reported	$(308)	$60
	Pro forma	$(405)	$(233)

Basic net income (loss) per share	As reported	$(0.04)	$0.01
	Pro forma	$(0.05)	$(0.03)

Diluted net income (loss) per share	As reported	$(0.04)	$0.01
	Pro forma	$(0.05)	$(0.03)

The fair value of each option granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for options granted in 2002:  dividend yield of 0%; expected lives of 10 years; expected volatility of 135% and a risk-free interest rate of 4.3%.

Note 12  Differences between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The significant differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are as follows:

a) Revenue Recognition

In December 1999, the SEC issued Staff Accounting Bulletin (“SAB”) 101, Revenue Recognition in Financial Statements, which provides guidance related to revenue recognition based on the interpretations and practices of the SEC.  The Company believes that its existing revenue recognition policies are in accordance with the guidance provided in SAB 101.

b) Deferred Development Costs

In the nine month period ended September 28, 2002, the Company deferred $nil of development costs ($4 in the nine month period ended September 29, 2001) in accordance with Canadian GAAP.  Under U.S. GAAP, these costs would be expensed as incurred as research and development costs.

In the nine month period ended September 28, 2002, the Company amortized $36 of deferred development costs ($36 in the nine month period ending September 29, 2001) in accordance with Canadian GAAP.  Under U.S. GAAP, these costs would have been expensed in the periods when the originating expenditures were incurred.

Further, for U.S. GAAP purposes, the Company would have recharacterized the goodwill acquired on the Mezure share acquisition of $231 as development related costs, and these costs would have been expensed on acquisition in 2001.

c) Derivatives and Hedging Activities

The Company has historically entered into foreign exchange options and forward contracts to manage its exposure to foreign currency fluctuations.  In June 1998, the FASB issued SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” subsequently amended by SFAS 137 and SFAS 138. These pronouncements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.  They require companies to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value.  Gains or losses resulting from changes in the value of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting.  Had the Company prepared its consolidated financial statements in accordance with U.S. GAAP, it would have applied the pronouncements of SFAS 133, 137 and 138 effective January 1, 2001, on a prospective basis without restatement of prior period financial statements.  The adoption of these accounting standards would not have had a material effect on the Company’s financial position and results of operations for the nine month periods ended September 28, 2002 and September 29, 2001.

d) Investment in Joint Ventures

The accounts of the Company’s 49.0% joint venture interest in Point, Inc. and its 48.7% joint venture interest in Mezure (prior to the Company acquiring a 74% controlling interest on July 23, 2001) are proportionately consolidated as required under Canadian GAAP.  Under U.S. GAAP, proportionate consolidation is not permitted, and the Company’s investment in these joint ventures would be accounted for using the equity method.  As permitted by SEC guidance, the effects of this difference in accounting principles have not been reflected in the accompanying tables.

In addition, during 2002, the Company recognized a gain of $121 related to the reduction of its equity interest in Mezure from approximately 74% to 70%.  Under U.S. GAAP, the Company would have reflected the effects of this transaction as a direct increase in shareholder’s equity of $160 after consideration of the impact of previous U.S. GAAP adjustments.

e) Comprehensive Income

Under U.S. GAAP, during 1998, the Company would have been required to adopt SFAS 130, “Reporting Comprehensive Income”.  Had the Company adopted SFAS 130, it would have recorded a loss of $82 within other comprehensive income, related to the fair value of foreign exchange contracts and options, in the nine month period ended September 28, 2002 ($1 gain in the nine month period ended September 29, 2001).

f) New U.S. GAAP Accounting Pronouncements

In August 2001, the FASB approved for issuance SFAS 143, “Accounting for Asset Retirement Obligations.”  This statement is effective for fiscal years beginning after June 15, 2002.  This statement requires that the fair value of the liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  Associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.  The Company does not expect the adoption of SFAS 143 in January 2003 to have a material impact on the Company’s financial statements.

In August 2001, the FASB approved for issuance SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, effective for fiscal years commencing after December 15, 2001.  This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets, and supercedes the existing standard, SFAS 121, and the accounting and reporting provisions of APB Opinion 30.  The adoption of SFAS 144 would not have had a material impact on the Company’s financial position and results of operations for the nine month periods ended September 28, 2002 and September 29, 2001.

The effects of the above noted differences between Canadian and U.S. GAAP on the statements of operations and on the balance sheets are as follows:

Three Months Ended

Nine Months Ended

	September 28, 2002	September 29, 2001	September 28, 2002	September 29, 2001

Net income (loss) – Canadian GAAP	$(308)	$79	$60	$(656)
Adjustments to U.S. GAAP
Deferred development costs	—	—	—	(4)
Amortization of deferred development costs	10	22	36	36
Gain on dilution of equity interest in Mezure, Inc.	—	—	(121)	—
Fair value of financial instruments	—	—	—	1
Net income (loss) – U.S. GAAP	$(298)	$101	$(25)	$(623)

	September 28, 2002	December 31, 2001

Total Assets
Canadian GAAP	$27,641	$27,821

Adjustments to U.S. GAAP
Deferred development costs	(2,492)	(2,528)
Write-off of Mezure, Inc. development related costs	(192)	(231)

U.S. GAAP	$24,957	$25,062

Total Shareholders’ Equity
Canadian GAAP	$19,094	$19,086

Adjustments to U.S. GAAP
Deferred development costs	(2,492)	(2,528)
Write-off of Mezure, Inc. development related costs	(192)	(231)

U.S. GAAP	$16,410	$16,327

Net income (loss) per share as computed under Canadian and U.S. principles is as set forth below for the following periods:

	Three Months Period Ended
Net Income (loss) per share	September 28, 2002	September 29, 2001

Canadian GAAP – basic	$(0.04)	$0.01
U.S. GAAP – basic	$(0.04)	$0.01

Canadian GAAP – diluted	$(0.04)	$0.01
U.S. GAAP – diluted	$(0.04)	$0.01

	Nine Months Period Ended
Net Income (loss) per share	September 28, 2002	September 29, 2001

Canadian GAAP – basic	$0.01	$(0.09)
U.S. GAAP – basic	$0.00	$(0.08)

Canadian GAAP – diluted	$0.01	$(0.09)
U.S. GAAP – diluted	$0.00	$(0.08)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

STATEMENT OF OPERATIONS DATA (1)

(unaudited, in Canadian $ thousands, except per share data)

Three Months Ended

Nine Months Ended

	Sept. 28, 2002	Sept. 29, 2001	% Change	Sept. 28, 2002	Sept. 29, 2001	% Change
Revenues:
Product sales	$4,645	$4,590	1%	$17,500	$16,523	6%
NRE fees	2,167	2,315	(6%)	4,610	3,902	18%
Total revenues	6,812	6,905	(1%)	22,110	20,425	8%

Cost of sales:
Cost of product sales	2,525	2,463	3%	8,521	8,335	2%
Cost of NRE fees	1,262	1,070	18%	2,902	1,934	50%
Total cost of sales	3,787	3,533	7%	11,423	10,269	11%

Gross profit	3,025	3,372	(10%)	10,687	10,156	5%

Operating expenses:
Research and development	1,078	1,477	(27%)	4,009	5,224	(23%)
Selling and marketing	1,246	856	46%	3,295	2,620	26%
General and administration	1,032	1,040	(1%)	3,154	3,002	5%
Total operating expenses	3,356	3,373	(1%)	10,458	10,846	(4%)

Operating income (loss)	(331)	(1)	>100%	229	(690)	N/A

Interest income, net	25	24	4%	53	122	(57%)
Other income (expense)	43	68	(37%)	(159)	(75)	>100%

Income (loss) before income taxes	(263)	91	N/A	123	(643)	N/A

Provision for income taxes	45	12	>100%	63	13	>100%

Net income (loss)	$(308)	$79	N/A	$60	$(656)	N/A

Net income (loss) per share (basic)	$(0.04)	$0.01		$0.01	$(0.09)

Weighted average shares outstanding (basic)	7,676	7,693		7,679	7,692

Net income (loss) per share (diluted)	$(0.04)	$0.01		$0.01	$(0.09)

Weighted average shares outstanding (diluted)	7,766	7,711		7,848	7,721

(1)           The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The significant differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are disclosed in Note 12 of the Notes to Consolidated Financial Statements contained in this report.

STATEMENT OF OPERATIONS DATA (1), (2)

(unaudited, in U.S. $ thousands, except per share data)

Three Months Ended

Nine Months Ended

	Sept. 28, 2002	Sept. 29, 2001	% Change	Sept. 28, 2002	Sept. 29, 2001	% Change
Revenues:
Product sales	$2,954	$2,919	1%	$11,128	$10,507	6%
NRE fees	1,378	1,472	(6%)	2,932	2,481	18%
Total revenues	4,332	4,391	(1%)	14,060	12,988	8%

Cost of sales:
Cost of product sales	1,606	1,566	3%	5,419	5,300	2%
Cost of NRE fees	802	681	18%	1,845	1,230	50%
Total cost of sales	2,408	2,247	7%	7,264	6,530	11%

Gross profit	1,924	2,144	(10%)	6,796	6,458	5%

Operating expenses:
Research and development	686	939	(27%)	2,549	3,322	(23%)
Selling and marketing	792	544	46%	2,095	1,666	26%
General and administration	656	662	(1%)	2,006	1,909	5%
Total operating expenses	2,134	2,145	(1%)	6,650	6,897	(4%)

Operating income (loss)	(210)	(1)	>100%	146	(439)	N/A

Interest income, net	16	15	7%	34	78	(56%)
Other income (expense)	27	44	(39%)	(102)	(48)	>100%

Income (loss) before income taxes	(167)	58	N/A	78	(409)	N/A

Provision for income taxes	29	8	>100%	40	8	>100%

Net income (loss)	$(196)	$50	N/A	$38	$(417)	N/A

Net income (loss) per share (basic)	$(0.03)	$0.01		$0.00	$(0.06)

Weighted average shares outstanding (basic)	7,676	7,693		7,679	7,692

Net income (loss) per share (diluted)	$(0.03)	$0.01		$0.00	$(0.06)

Weighted average shares outstanding (diluted)	7,766	7,711		7,848	7,721

(1)           The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The significant differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are disclosed in Note 12 of the Notes to Consolidated Financial Statements contained in this report.

(2)           Canadian dollar amounts have been translated into U.S. dollars solely for the convenience of the reader at the rate of US $0.63593 per CDN $1.00 which was the exchange rate as of October 17, 2002.  These translations are not necessarily representative of the amounts that would have been reported if the Company had historically reported its financial statements in U.S. dollars.  In addition, the rates utilized are not necessarily indicative of the rates in effect at any other time.

	December 31, 2001	September 28, 2002	US $ Equivalent September 28, 2002(2)
Balance Sheet Data (1):
(Canadian $, thousands)
Working capital	$12, 284	$12,993	$8,263
Total assets	27,821	27,641	17,578
Bank advances	—	—	—
Long-term liabilities	253	122	78
Total shareholders’ equity	19,086	19,094	12,142

(1)   The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The significant differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are disclosed in Note 12 of the Notes to Consolidated Financial Statements contained in this report.

(2)   Canadian dollar amounts have been translated into U.S. dollars solely for the convenience of the reader at the rate of US $0.63593 per CDN $1.00 which was the exchange rate as of October 17, 2002.  These translations are not necessarily representative of the amounts that would have been reported if the Company had historically reported its financial statements in U.S. dollars.  In addition, the rates utilized are not necessarily indicative of the rates in effect at any other time.

RECENT DEVELOPMENTS

The Company and Sokkia advanced US$130,000 and US$500,000 to Point, Inc. in April 2002 and July, 2002, respectively, with the Company’s share being US$308,700.  In August 2002, the Company and Sokkia agreed to provide an additional US$1,500,000 in equity financing to Point of which 50% was completed at that time and 50% was completed in October 2002.  The Company’s share of the equity financing was US$735,000 and the Company’s equity interest in Point, Inc. remained at 49% (see Other Risk Factors).

Q3 2002 Compared to Q3 2001

Revenues.  Revenues include product sales and non-recurring engineering (“NRE”) fees.  Revenue from product sales consist primarily of sales of original equipment manufacturer (“OEM”) GPS receiver boards, GPS antennas, software, software upgrades, Wide Area Augmentation System (“WAAS”) type receivers and end user products for the geographical information systems (“GIS”) and survey markets.  The Company categorizes its revenues into the following three market sectors:  1) Geomatics;  2) Aerospace and Defense; and 3) Special Applications.

Total revenues were $6.8 million in the third quarter 2002 compared to $6.9 million in the third quarter 2001.  The following table sets forth revenue by market sector for the third quarters ended September 28, 2002 and September 29, 2001.

	Three Months Ended
	September 28, 2002		September 29, 2001		Change
	$	%	$	%	$	%
Geomatics	$1,395	20%	$1,362	20%	$33	2%
Aerospace & Defense	1,466	22%	2,528	37%	(1,062)	(42%)
Special Applications	3,951	58%	2,859	41%	1,092	38%
Other	—	—	156	2%	(156)	(100%)
TOTAL	$6,812	100%	$6,905	100%	$(93)	(1%)

Geomatics

The Geomatics sector is made up of the surveying and GIS markets.  Geomatics revenues are largely comprised of the Company’s sales to Point, Inc., net of intercompany eliminations, and the Company’s proportionate share of sales by Point, Inc.

Geomatics sales were $1.4 million in the third quarter 2002 relatively unchanged from the $1.4 million in the third quarter 2001.  Higher shipments from the Company to Point, Inc. were offset by lower sales from Point, Inc. to third party customers, partly due to a deferral of orders into the fourth quarter of 2002 and partly as a result of a lost tender order in Asia, that Point management had expected to receive.

Point Inc.’s operations were restructured in April 2002, with the aim of focusing operating activities on sales, marketing and distribution as opposed to product development.  The Company is disappointed in the operating performance of Point, Inc. particularly the lower than expected revenues which the Company had anticipated would increase after the April 2002 restructuring.  The Company continues to work with Point, Inc.’s management and Sokkia to improve the operating results of Point, Inc.  However, there can be no assurance that the Company will be successful in these efforts.

Aerospace and Defense

The Aerospace and Defense sector is made up of aviation and defense markets.  Aerospace and Defense sales were $1.5 million for the third quarter 2002 compared to $2.5 million for the third quarter 2001, a decrease of 42%.  Sales in this sector include WAAS receiver sales and revenue from engineering services related to WAAS, the Japanese MTSAT Satellite-based Augmentation System (“MSAS”), the Chinese Satellite Navigation Augmentation System (“SNAS”), the European Geostationary Overlay System (“EGNOS”), Local Area Augmentation Systems (“LAAS”) and the European Galileo program.

The Company’s Aerospace and Defense revenues are highly dependent on the timing of large, government funded programs and the Company’s revenue of the third quarter last year included $1.4 million from the EGNOS program in Europe compared to negligible revenue from this program in the third quarter 2002.  In the third quarter 2002, the majority of the Company’s Aerospace and Defense revenue was earned through engineering service contracts, and in particular, contracts pertaining to the U.S. WAAS and LAAS aviation programs.

Both Raytheon NLS and Thales ATM, key LAAS system suppliers, have now contracted with the Company for the next phase of development of a LAAS receiver for their certified reference stations.  The Company plans to develop prototype LAAS receivers for incorporation in Raytheon’s and Thales’ ground reference stations.

In June 2002, the Company received a contract from the FAA to develop the next generation WAAS receiver.  The contract covers receiver development and qualification work over a 21-month period and also includes an additional option, exercisable at the FAA’s discretion, for the development of a new broadband WAAS antenna.  The basic contract has a value of US$2.4 million and the option is worth US$835,000.

The certified GPS receiver being jointly developed by the Company and CMC Electronics (formerly BAE Systems Canada) is intended for use by Honeywell for both airborne applications and the LAAS program.  With the GPS receiver achieving certification, the Company has earned initial royalties, although the total royalties for 2002 are not expected to be material.

The Company is currently finalizing details pertaining to an expected shipment of WAAS type receivers into the Chinese SNAS program valued at US$2.4 million.

While the Company has participated in previous phases of WAAS, MSAS, EGNOS, SNAS and LAAS, the Company currently has no commitments (other than those described above and certain engineering services contracts) for future participation in the WAAS, MSAS, SNAS, EGNOS or LAAS programs.  There can be no assurance that the Company will receive commitments for future participation in the WAAS, MSAS, EGNOS, SNAS or LAAS programs.

Special Applications

The Company’s Special Applications revenue is made up of GPS component sales and associated engineering service revenue for marine, agriculture, robotics, construction/grading, scientific, dealers (other than those that can be identified with a particular market sector) and miscellaneous markets.  Special Applications revenues were $4.0 million in the third quarter 2002 compared to $2.9 million in the third quarter 2001, an increase of 38%.  The Company continues to see strong demand for its OEM family of GPS receivers and antennas.  In the third quarter 2002, the Special Applications revenue increase was primarily attributable to higher shipments to the agricultural market, including a ramp up of initial shipments for AGCO Corporation, who recently purchased the former agricultural division from Caterpillar Agricultural Products, Inc., and engineering service revenue pertaining to the development of new core positioning products for Leica Geosystems.

Other Revenue

Other revenue related to the sale of manufacturing components was $nil in the third quarter 2002 compared to $156,000 in the third quarter 2001, with the higher revenue in the prior year due to the sale of surplus electronic component inventory.

Revenues by Geographic Market

In the third quarter 2002, the Company derived approximately 34% of its total revenues from the sale of its products to countries outside the United States and Canada, compared to 50% in the third quarter 2001.  Revenues from international sales decreased to $2.3 million in the third quarter 2002 from $3.5 million in the third quarter 2001, mainly due to lower sales in Europe, reflecting the decrease in EGNOS revenue of $1.4 million.

Gross Profit. Gross profit as a percentage of total revenues was 44% in the third quarter 2002 compared to 49% in the third quarter 2001.  Despite the decrease in gross margin percentage relative to a year ago, the percentage was generally in line with the Company’s expectations.  The decline in gross margin percentage relative to last year is attributable to lower margins on certain customer-funded engineering service revenues and higher provisions for inventory obsolescence and end-of-life production costs for older products.

Research and development.  Research and development expenses consist primarily of engineering personnel expenses, contracted research and development expenses, amortization of purchased technology, equipment costs and facility and computer support costs.  Research and development expenses were $1.1 million in the third quarter 2002, as compared with $1.5 million in the third quarter 2001.  Research and development expenses as a percentage of total revenues decreased from 21% in the third quarter 2001 to 16% in the third quarter 2002.  Lower costs at Point, Inc., after the April 2002 restructuring, which included a substantial reduction in research and development activity, and higher recovery of research and development expenditures relating to customer funded NRE contracts accounted for the decrease.  The Company believes that significant investments in research and development are required to maintain its technology and compete in its business.  The Company expects to continue to spend 15%-18% of revenue in research and development activities.

Selling and marketing.  Selling and marketing expenses consist primarily of compensation of sales and marketing personnel as well as expenses for advertising and promotion, commissions, trade shows, facilities and other expenses related to the sale of the Company’s products.  Selling and marketing expenses increased 46% from $856,000 in the third quarter 2001 to $1.2 million in the third quarter 2002 and increased as a percentage of total revenues from 12% in the third quarter 2001 to 18% in the third quarter 2002.  Factors leading to the increased selling and marketing costs in the current quarter include increased spending at Point, Inc. after the April 2002 restructuring, which included a shift in focus from product development to selling and marketing efforts, the implementation of a new distribution initiative in the Asian market and higher marketing spending at Mezure.

General and administration.  General and administration expenses consist primarily of salaries of administrative personnel, corporate overhead and facilities expenses.  General and administration expenses were relatively unchanged at $1.0 million in the third quarter 2002 and in the third quarter 2001 and remained constant at 15% of revenue.

Interest income.  The Company earned net interest income of $25,000 in the third quarter 2002 compared with $24,000 in the third quarter 2001.  The Company’s cash deposits that are not required for operations are invested in short-term interest bearing instruments.

Other income (expense).  Other income (expense) consists primarily of foreign exchange income (loss) and miscellaneous items.  Other income was $43,000 in the third quarter 2002 compared to other income of $68,000 in the third quarter 2001.  Other income in the current quarter, as well as in the third quarter 2001,  consisted primarily of foreign exchange gains arising from a strengthening of the U.S. dollar versus the Canadian dollar.

Provision for income taxes.  The provision for income taxes, which consists of Canadian federal large corporations tax (“LCT”) and the consolidated proportionate share of income taxes related to Point, Inc., was $45,000 in the third quarter 2002 compared to $12,000 in the third quarter 2001, with the increase caused by a recent assessment for LCT.

Nine Months 2002 Compared to Nine Months 2001

Total year to date revenues were $22.1 million in 2002 compared to $20.4 million in the comparable period of 2001, an increase of 8%.  The following table sets forth year to date for 2002 and 2001 revenue by market sector.

	Nine Months Ended
	September 28, 2002		September 29, 2001		Change
	$	%	$	%	$	%
Geomatics	$4,596	21%	$5,758	28%	$(1,162)	(20%)
Aerospace & Defense	5,224	24%	4,885	24%	339	7%
Special Applications	12,287	56%	9,416	46%	2,871	30%
Other	3	—	366	2%	(363)	(99%)
TOTAL	$22,110	100%	$20,425	100%	$1,685	8%

Geomatics

Geomatics sales were $4.6 million for the nine months ended September 28, 2002 compared to $5.8 million for the first nine months ended September 29, 2001, a decrease of 20%.  Net revenues contributed from the Point/Sokkia relationship were a majority of the Geomatics revenue and accounted for most of the decrease in Geomatics revenue.  Point, Inc.’s operations were restructured in April 2002, with the aim of focusing on sales, marketing and distribution as opposed to product development.  The Company recorded a provision of $102,000 related to the restructuring in the first quarter 2002.

Aerospace and Defense

Aerospace and Defense sales were $5.2 million for the nine months ended September 28, 2002 compared to $4.9 million for the nine months ended September 29, 2001, with the increase of 7% due to higher revenue from customer funded engineering programs related to WAAS and LAAS projects and shipments into the Japanese MSAS program, partially offsetting lower revenue from the EGNOS program.  The Company has now completed the EGNOS milestones scheduled for 2002, including the delivery of 12 production receivers, and does not expect additional EGNOS revenue for the balance of 2002.

Special Applications

Special Applications revenues were $12.3 million for the nine months ended September 28, 2002 compared to $9.4 million for the nine months ended September 29, 2001, an increase of 30%.  The revenue increase was attributable to higher revenue from the agricultural market segment and the initial engineering revenue related to the development of new core positioning products for Leica Geosystems.

Other Revenue

Other revenue related to the sale of manufacturing components was $3,000 in the first three quarters of 2002 compared to $366,000 in the similar period of 2001, with the higher revenue last year due to the sale of surplus electronic component inventory.

Revenues by Geographic Market

For the nine months in 2002, the Company generated 44% of its total revenues from the sale of its products to countries outside the United States and Canada, compared to 45% in the comparable period in 2001.  Revenues from international sales were $9.7 million year to date 2002 compared to $9.1 million in the comparable period of 2001.

Gross Profit. Gross profit as a percentage of total revenues was 48% for the nine months ended September 28, 2002 compared to 50% for the nine months ended September 29, 2001, with the decrease largely attributable to lower margins on certain customer funded engineering service revenues.  Gross margin increased from $10.2 million in the first nine months of 2001 to $10.7 million for the first nine months of 2002, mainly as a result of the increased revenue.

Research and development.  Research and development expenses were $4.0 million for the nine months ended September 28, 2002, as compared with $5.2 million for the nine months ended September 29, 2001.  Research and development expenses as a percentage of total revenues decreased from 26% for the nine months ended September 29, 2001 to 18% for the nine months ended September 28, 2002.  The reduction in research and development expenses reflects higher customer funded engineering programs and lower expenditures at Point, Inc., which was restructured in April 2002.

Selling and marketing.  Selling and marketing expenses increased 26% from $2.6 million for the nine months ended September 29, 2001 to $3.3 million for the nine months ended September 28, 2002 and increased from 13% of revenue for the nine months ended September 29, 2001, to 15% of revenue for the nine months ended September 28, 2002.  The increase in selling and marketing expenses is due to higher Point, Inc. related costs resulting from the April 2002 restructuring, which included a shift in focus from product development to product sales and distribution, higher external commissions, increased marketing personnel costs, a new distribution initiative in the Asian market and higher travel costs.

General and administration.  General and administration expenses increased 5% from $3.0 million for the nine months ended September 29, 2001 to $3.2 million for the nine months ended September 28, 2002, partially a reflection of higher personnel costs.

Interest income.  The Company earned net interest income of $53,000 in the first nine months of 2002 compared with $122,000 in the first nine months of 2001.  The reduced interest income is attributable to lower interest rates.

Other income (expense).  Other expense was $159,000 in the first nine months of 2002 compared to other expense of $75,000 in the first nine months of 2001.  Other expense in 2002 included costs of $102,000 related to the April 2002 restructuring of Point, Inc., $125,000 related to executive relocation, $32,000 related to foreign exchange losses, and $37,000 related to cash discount costs at Point, partially offset by a gain of $121,000 arising from the dilution of the Company’s interest in Mezure, Inc.  In the 2001 period, other expense included $129,000 cash discount costs at Point, partially offset by $49,000 in foreign exchange gains.

Provision for income taxes.  The provision for income taxes was $63,000 year to date 2002 compared to $13,000 in the comparable period of 2001.  The increase was attributable to a higher tax base for large corporations tax.

TAXES

The Company has not recorded a provision for income taxes in Canada, other than for large corporations tax, due to previously incurred losses, credits and costs. As of September 28, 2002, losses, investment tax credits, depreciation and research and development costs are available to reduce future taxable income in Canada. The Company has determined that the acquisition of a majority of the common shares of the Company by CMC Electronics (formerly BAE Systems Canada Inc.) in 1998, BAE SYSTEMS p.l.c.’s indirect acquisition of the majority of the common shares of CMC Electronics in November 1999 and ONCAP L.P.’s acquisition of the common shares of CMC Electronics in April 2001 constitute acquisition of control of the Company for Canadian income tax purposes.  Accordingly, the availability of certain of the Company’s Canadian income tax losses, research and development costs, depreciation deductible for tax purposes and investment tax credits may be subject to limitation. The ultimate availability and amount of these losses, credits and costs may be dependent upon future Canada Customs and Revenue Agency audits. See Note 14 of Notes to Consolidated Financial Statements filed for the fiscal year ended December 31, 2001 as part of Form 20-F with the Securities and Exchange Commission.

Similarly, the Company has not recorded a provision for income tax in the United States related to Point, Inc. due to the net operating losses recorded by Point, Inc. since it began operations in 1999.

LIQUIDITY AND CAPITAL RESOURCES

In the nine months ended September 28, 2002, cash provided by operations was $2.3 million, compared to cash used in operations of $1.8 million  in the comparable period of 2001.  Cash provided by operations in the nine month period ended September 28, 2002 consisted primarily of $60,000 of net income, a $822,000 decrease in working capital and $1.6 million in amortization expenses.  The decrease in working capital from December 31, 2001 to September 28, 2002 is caused primarily by lower inventories.

In the nine months ended September 28, 2002, cash provided by financing activities was $149,000, related primarily to financing activities at Mezure and Point, partially offset by capital lease payments.  In the comparable period in 2001, $245,000 cash was provided by financing activities, related primarily to capital leases and financing activities at Point, Inc. and Mezure, Inc.

In the nine months ended September 28, 2002, cash used in investing activities was $1.0 million,  pertaining mainly to the purchase of capital equipment and a $292,000 equity investment (net after inter-company eliminations) in Point, Inc.  In the nine months ended September 29, 2001, cash used in investing activities was $668,000, also primarily attributable to the purchase of capital equipment.

At September 28, 2002, the Company had cash and short-term investments of $6.2 million.  The Company has credit agreements with the HSBC Bank Canada and the Toronto Dominion Bank under which the Company can borrow up to $1.7 million for day-to-day operating requirements and $1.8 million to support the margin requirement related to the purchase of up to US$6.5 million of foreign exchange contracts.  The lines of credit are payable on demand and are secured by certain of the Company’s assets.  At September 28, 2002, portions of the lines of credit were utilized to support $79,000 of letters of credit ($80,000 at December 31, 2001) and US$5.5 million in foreign exchange contracts leaving $1.6 million available for day-to-day operating requirements and the margin capacity necessary to enter into an additional US$1.0 million in forward foreign exchange contracts.

As of September 28, 2002, the Company and Sokkia have collectively loaned Point, Inc. US$4.63 million, the Company’s share being US$2.27 million.  The loans are secured by the assets of Point, Inc. and bear interest at 6%.  Of the total amount of the loans, US$4.0 million was repayable on December 31, 2001, to which as of September 28, 2002, the Company and Sokkia had not yet agreed to an extension, US$130,000 is repayable on December 31, 2002 and US$500,000 is repayable on December 31, 2003.  In August 2002, the Company and Sokkia agreed to provide an additional US$1.5 million in equity financing to Point, of which 50% was completed at that time and 50% was completed in October 2002.  The Company’s share of the equity financing was US$735,000 and the Company’s equity interest in Point remained at 49%.

Point, Inc. is dependent on the Company and Sokkia for product supply, distribution and financing.  Should Sokkia and the Company discontinue their support, Point, Inc.’s ability to continue as a going concern would be impaired.  If the existing loans to Point, Inc. of US$4.63 million were ultimately not repaid by Point, Inc. to the Company and Sokkia, the Company believes that its maximum loss exposure in the statement of operations to Point, Inc., as of September 28, 2002, would be approximately US$0.5 million, comprised primarily of working capital related items, after consideration of the effects of the proportionate consolidation of Point, Inc.  The financial statements contained herein do not reflect any adjustments that would be required if Point, Inc.’s operations were discontinued.

The Company believes that its existing cash, cash equivalents, short term investments, available lines of credit and anticipated cash generated from operations will be sufficient to satisfy its currently anticipated cash needs for at least the next twelve months.

While the Company believes that inflation has not had a material effect on its results of operations, there can be no assurance that inflation will not have a material effect on the Company’s results of operations in the future.

QUANTITIVE AND QUALITATIVE DISCLOSURES ABOUT  MARKET RISK

Most of the Company’s revenues (over 97% for the first nine months of 2002) are earned in currencies other than the Canadian dollar, principally the U.S. dollar. A substantial portion of the Company’s expenses, however, have been and will continue to be incurred in Canadian dollars. Accordingly, fluctuations in exchange rates between the U.S. dollar and the Canadian dollar could materially affect the Company’s results of operations.  In the normal course of business, the Company uses foreign currency options and forward foreign currency contracts to reduce its exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates.  The contracts are normally for terms of up to twelve months and are used as hedges of the Company’s net U.S. dollar cash requirements.  Gains and losses arising on these financial instruments are offset against the gains and losses arising on the maturity of the underlying transactions.  Derivative financial instruments are not used for speculative purposes.  There can be no assurance that the Company will be successful in these activities.

At September 28, 2002, the Company had forward foreign currency contracts to sell US$5.5 million between September 30, 2002 and April 30, 2003 at rates between 0.6416 and 0.6472.

The Company is not subject to significant interest rate risk due to the short-term maturities of its outstanding loans.

LEGAL PROCEEDINGS

There has been no material change since the Form 20-F for the fiscal year ended December 31, 2001 and Form 6-K's for the quarters ended March 30, 2002 and June 29, 2002 were filed with the Securities and Exchange Commission.

OTHER RISK FACTORS

The Company operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company’s control.  A discussion of some of these risks and the possible impact of these factors on future results from operations can be found in the Risk Factors section part of Form 20-F for the fiscal year ended December 31, 2001 and the Risk Factors section part of Form 6-K's for the quarters ended March 30, 2002 and June 29, 2002, filed with the Securities and Exchange Commission.

Mezure, Inc.

On January 26, 2001, the Company acquired a 48.7% equity interest in Mezure.  Mezure was established in 2000 and had been working with the Company to develop market applications combining GPS, wireless infrastructure and the Internet.  On July 23, 2001, the Company acquired a further 25.3% interest in Mezure after exercising its option to convert US$200,000 in loans previously advanced to Mezure and charged to operations during 2001 into additional common shares.  Effective with this conversion, the Company acquired a 74% controlling interest in Mezure and began consolidating Mezure’s financial results.  In April 2002, the Company’s equity interest was diluted to approximately 70%.  The Company intends to limit future equity investments in Mezure and shift the focus of its relationship with Mezure to one of a supplier of products, as opposed to one of equity ownership.  As a result, Mezure will be required to obtain additional external financing, which would dilute the Company’s equity interest in Mezure.  If Mezure is unable to obtain adequate external financing, the Company may decide to discontinue its operations, which could have a material adverse effect on the Company’s business, financial condition and results of operations.  Mezure is subject to similar types of risks as the Company.

Point, Inc.

The Company sells GPS receivers to Point, Inc. which incorporates these receivers into surveying systems that are in turn partially sold through the Sokkia distribution channels.  The Company’s consolidated financial statements include the Company’s proportionate 49% joint venture interest in the accounts of Point, Inc..  Point, Inc. is subject to similar types of risks as the Company.

As of September 28, 2002, the Company and Sokkia have collectively loaned Point, Inc. US$4.63 million including $130,000 advanced in April 2002 and US$500,000 advanced in July 2002.  In August 2002, the Company and Sokkia agreed to provide an additional US$1.5 million in equity financing to Point, of which 50% was completed at that time and 50% was completed in October 2002.  The Company’s share of the equity financing was US$735,000 and the Company’s equity interest in Point remained at 49%.

Point, Inc. is dependent on the Company and Sokkia for product supply, distribution and financing.  Should Sokkia and the Company discontinue their support, Point, Inc.’s ability to continue as a going concern would be impaired. If the existing loans to Point, Inc. of US$4.63 million were ultimately not repaid by Point, Inc. to the Company and Sokkia, the Company believes that its maximum loss exposure in the statement of operations to Point, Inc., as of September 28, 2002, would be approximately US$0.5 million, comprised primarily of working capital related items, after consideration of the effects of the proportionate consolidation of Point, Inc.  The financial statements contained herein do not reflect any adjustments that would be required if Point, Inc.’s operations were discontinued.

The Company is disappointed in the operating performance of Point, Inc. particularly the lower than expected revenues which the Company had anticipated would increase after the April 2002 restructuring.  The Company continues to work with Point, Inc.’s management and Sokkia to improve the operating results of Point, Inc.  However, there can be no assurance that the Company will be successful in these efforts.